EXHIBIT 21.1

List of Subsidiaries

Name of Subsidiaries	Jurisdiction
Worldwide Media Investments Corp.	Anguilla
Sky Media Investments Co., Ltd.	Anguilla
NOWnews Network Co., Ltd.	Taiwan
Nownews International Marketing Co., Ltd	Taiwan
Dawnrain Media Co., Ltd.	The Seychelles
New Yaoyard Cultural Transmission Co., Ltd.	The Seychelles
Asia Well Ltd.	The Seychelles
Shanghai Lovelife Trading Co., Ltd.	People Republic of China